April 24, 2014

Robert S. Littlepage

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	CUI Global, Inc.
Item 4.01 Form 8-K
Filed April 4, 2014
File No. 001-3540

Dear Mr. Littlepage:

Please accept this letter as our acknowledgement of yours dated April 14, 2014. In compliance with your suggestions, we filed an amended Form 8-K/A on April 24, 2014.

Thank you for your suggestions.

Sincerely,

/s/ William J. Clough

William J. Clough, Esq.

President/CEO

CUI Global, Inc.

20050 SW 112th Avenue · Tualatin, Oregon 97062